Exhibit 1

Media

Release

24 NOVEMBER 2019

WESTPAC ANNOUNCES RESPONSE PLAN

Westpac’s Chairman Lindsay Maxsted today provided an update on Westpac’s response to the issues raised by AUSTRAC in its Statement of Claim.

“We understand the gravity of the issues presented by AUSTRAC and reiterate our deep sorrow for failings by Westpac,” Mr Maxsted said.

“We are determined to urgently fix these issues and lift our standards to ensure our anti-money laundering and other financial crime processes are industry leading. As a major bank we play a critical role in helping law enforcement agencies prevent criminals from carrying out illegal activity.”

Mr Maxsted and Westpac Chief Executive, Brian Hartzer, today released Westpac’s Response Plan (the Plan), which includes a comprehensive set of actions across three areas:

•            Immediate fixes, including closing LitePay

•            Lifting our standards, including priority screening and improving cross-industry data sharing

•            Protecting people, including investments to reduce the human impact of financial crime.

A copy of the Plan follows with further background to the AUSTRAC action attached.

Mr Maxsted said that over the past two years Westpac has recognised the need for uplift and has taken a number of steps to substantially improve its monitoring of financial crime and other serious crime.

These completed actions include:

•            correcting the IFTI non-reporting issue on the relevant product

•            consolidating different financial crime systems into a single, Group-wide technology system

•            doubling the resourcing dedicated to financial crime to around 750 people

•            development of a Financial Crime Strategic Plan, shared with AUSTRAC

•            having made changes to the leadership of Westpac’s risk and financial crime areas, including making a number of external appointments.

Mr Maxsted said: “However, the allegations indicated that there are still unacceptable shortcomings in this area and the Board understands the need for action and accountability.

“We accept that we have fallen short of both our own and regulators’ standards and are determined to get all the facts and assess accountability.

“In the interim, the Board has determined that either all or part of the grant of the 2019 Short Term Variable Reward will be withheld for the full Executive team and several members of the general management team subject to the assessment of accountability.

“We recognise the seriousness of these events and that is why we will appoint an external expert to provide independent oversight of the process. We will make the recommendations public.”

Mr Maxsted said Westpac is committed to implementing its initial response plan as a matter of urgency and will continue to work constructively with AUSTRAC throughout the process.

“One of our key roles is to help AUSTRAC and government to fight financial crime and we need to have systems and controls in place to prevent our services being exploited.

“We are currently working through our response to the Statement of Claim and are commencing the independent review. The Board will continue to provide updates on these issues, including the findings relating to accountability.”

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
0419 683 411	0438 284 863

Mary-Louise Dare

Media Relations

0434 699 605

Attachments:

•                 Westpac’s Response Plan

•                 Background and context to AUSTRAC’s claims

WESTPAC’S RESPONSE PLAN Immediate fixes Lifting our standards Protecting people November 2019

Immediate fixes

Westpac is taking immediate action to fix the issues raised in AUSTRAC's Statement of Claim to ensure these issues cannot happen again.

Actions	By when
Close the relevant Westpac Australasian Cash Management Product: This was the technology platform at the core of Westpac's failing to identify and report on international fund transfer instructions (IFTIs) to AUSTRAC.	**Complete**
Remediate and analyse all unreported IFTIs to AUSTRAC: Westpac has reconstructed and submitted 99.99% of the historical files, and appointed regulatory and compliance specialists to conduct a detailed independent review of all of these transactions, which has been shared with AUSTRAC.	**Complete**
Close the LitePay international funds transfer system: This was a technology platform that facilitated low value international payments.	**Immediate**
Implement updated child exploitation filters into screening for the SWIFT payment channel to additional jurisdictions: This is now complete. Westpac acknowledges some actions should have been completed sooner.	**Complete**
Lookback screen of customer transactions: Westpac has undertaken a further review of all child exploitation transaction types for the Philippines over the past 12 months, to identify and report any further suspicious transactions or customers that warrant investigation.	**Complete**
Review and action highlighted customers: AUSTRAC's statement of claim highlights 12 customers who were previously reported by Westpac. All 12 of these customers have been re-reviewed and Westpac has taken action where appropriate.	**Complete**
Increase financial crime resourcing: Westpac has more than doubled its internal resourcing dedicated to financial crime to 750 people over the past three years. In 2020 we expect to add a further 200 resources to this team.	**2020**

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Westpac GROUP

Lifting our standards Westpac is reviewing all financial crime systems and processes to pursue best-in-class global standards. Actions By when now prioritised for action and reported to AUSTRAC within 24 hours. executive Director, to oversee the implementation of our enhanced regulators and authorities to fight financial crime. This will include ongoing AML / CTF program. 3 Priority screening: Where Westpac flags transactions that suggest potential child exploitation in high risk locations, these transactions are This is faster than regulatory standards require. Board Financial Crime sub-committee: Westpac will establish a dedicated Board Financial Crime sub-committee, chaired by a non-financial crime program. External expert: The Board Financial Crime sub-committee will commission an external expert to independently review Westpac’s program including a review of accountability, and report back. Improving cross-industry data sharing: Data sharing is at the heart of fighting financial crime. Westpac will invest $25 million to improve cross-border and cross-industry data sharing and analysis to better support seeking partnerships with industry, technology, telecommunication and government partners. Elevating the financial crime function to report directly to the Chief Risk Officer: This role will review ways in which we can accelerate our Complete Immediate Immediate Immediate Immediate

Protecting people Westpac is undertaking a series of immediate actions and investments to reduce the human impact of financial crime By when Actions years to tackle Online Sexual Exploitation of Children (OSEC) in the partnership with Save the Children, UNICEF and The Asia Foundation, program of actions to support the prevention of online child exploitation. 4 Funding for the International Justice Mission (IJM): Westpac will match IJM's current level of funding, investing $18 million over three Philippines. This will enable IJM to expand on-the-ground initiatives in Southeast Asia to help end child exploitation. Funding for SaferKidsPH: Westpac will match the Australian Government's (DFAT) current level of funding for its SaferKidsPH investing $6 million over six years to raise awareness of Online Sexual Exploitation of Children (OSEC) and support programs to protect children in the Philippines. Prevention: Westpac will seek the guidance of industry experts, through the convening of an expert advisory roundtable, to develop a Westpac will provide funding of up to $10 million per year for three years to implement these recommendations. Over 3 years Over 6 years Over 3 years

A.                     Our role in relation to financial crime

•            As a major bank, our role is to help AUSTRAC and the Government to fight financial and other serious crime.

•           We need to have systems and controls in place to prevent our services being exploited for financial crime and other serious crime.

•           These processes include:

o  Assessing and mitigating money laundering and terrorism financing risks we face

o  Monitoring transactions and conducting customer due diligence

o  Providing AUSTRAC with information about financial transactions

o  Telling AUSTRAC about any suspicious customers or activity

•           Financial crime is a serious threat to our society. Our role in supporting AUSTRAC and law enforcement to fight serious crime is critical.

B.                    AUSTRAC’s allegations

•           AUSTRAC is a financial intelligence agency and a regulator. It has been investigating aspects of Westpac’s AML/CTF policies, procedures and oversight.

•           On Wednesday 20 November, AUSTRAC commenced civil proceedings against Westpac, alleging contraventions of its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth).

•           AUSTRAC’s allegations fall into six main categories:

o         IFTI reporting failures

o         Associated tracing information failures

o         Record keeping failures

o         Correspondent banking due diligence failures

o         AML/CTF program failures

o         Ongoing customer due diligence failures (regarding identifying, mitigating and managing child exploitation risks)

We explain some of AUSTRAC’s allegations below including parts of AUSTRAC’s claims in relation to IFTI reporting, correspondent banking, and ongoing customer due diligence (regarding identifying, mitigating and managing child exploitation risks).

IFTIs AUSTRAC alleges that Westpac failed to report over 19.5 million IFTIs.

•     Westpac is required to report to AUSTRAC all international funds transfer instructions (or IFTIs) that it receives or sends.

•     When senior management became aware of the failure to report a large number of IFTIs over a long period of time, Westpac promptly self-reported this to AUSTRAC in August 2018 and began to remediate on an urgent basis.

•     Since that time, we have worked with AUSTRAC to report the missing IFTIs. 99.99% of these IFTIs have now been reported with a small number of remaining IFTIs to be reported by the end of November. The majority of non-reported IFTIs in the claim concern batch instructions received by Westpac through one WIB product (called the Australasian Cash Management product).

•     The majority of IFTIs were from two global correspondent banks, making payments to Australian beneficiaries on behalf of clients of the correspondent banks. The majority of the payments were low value recurring payments made by foreign government pension funds and corporates, which had a low risk profile.

•     We have closed the relevant ACM product.

•     We have addressed the technical root causes of the non-reporting and uplifted our governance and processes in relation to IFTI reporting.

Correspondent banking due diligence AUSTRAC alleges that Westpac failed to adequately assess the risk of, and conduct due diligence into, 16 of its correspondent banking relationships

•     We are reviewing the allegations in relation to Westpac’s correspondent banking due diligence. We have been working constructively with AUSTRAC for a number of years in relation to our correspondent banking arrangements. This has included making changes to our correspondent banking program to address recommendations made by AUSTRAC in its 2016 Compliance Assessment Report into Westpac’s correspondent banking controls. We have been and continue to enhance our Correspondent Banking Standard and practices as part of a program of work established to review and uplift our AML/CTF Program.

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Ongoing customer due diligence in relation to financial indicators of potential child exploitation risk in relation to payments to the Philippines and South East Asia

AUSTRAC alleges that Westpac failed to carry out appropriate due diligence on 12 customers, with a view to identifying, mitigating and managing the known risks of child exploitation.

•     For a number of years, Westpac has worked closely with AUSTRAC in addressing the risks of child exploitation and other serious crime.

•     The LitePay product was launched in 2016. LitePay is a low value payments channel (for payments up to $3000) which was designed to provide customers with a low-cost solution for transferring money to a range of countries with a fixed fee of $5 per transfer. The product was introduced for a range of reasons including to enable customers to send money to family members living outside Australia. This product was launched as part of a broader initiative with the Department of Foreign Affairs and Trade (DFAT) under an MOU to improve the livelihoods of men and women in the Pacific by increasing their access to finance.

•     The LitePay product was launched with detection monitoring scenarios in August 2016 prepared with regard to industry guidance issued by AUSTRAC at the time.

•     In December 2016, AUSTRAC issued Westpac’s financial crime team with industry guidance regarding key indicators for the purchase of child exploitation material involving international funds transfers to the Philippines and South East Asia.

•     Westpac continued with its existing detection monitoring standards. Westpac failed to update its detection monitoring scenarios to reflect this revised guidance until June 2018, when it introduced the revised transaction monitoring scenario across LitePay payments to the Philippines.

•     In October 2019, Westpac extended the revised transaction scenario to SWIFT channel payments to the Philippines.

•     While Westpac had monitoring processes over the 12 customers prior to the receipt of AUSTRAC’s claim, and had filed suspicious matter reports for each of the 12 customers (either in response to alerts from the detection scenarios in place at the time or from other processes and reviews), Westpac acknowledges it should have implemented more robust transaction monitoring earlier than it did. This would have generated more suspicious matter reports to AUSTRAC.

•     AUSTRAC’s Statement of Claim states that the detection scenarios we now have in place for LitePay are appropriate to detect known child exploitation risks involving the Philippines.

•     During the course of its investigation, AUSTRAC has requested information and documents in relation to a number of customers. Westpac first learnt AUSTRAC had specific concerns in relation to the 12 customers on 15 November 2019 and was not provided with any specific allegations until it received AUSTRAC’s Statement of Claim.

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Westpac accepts responsibility for the issues that have occurred. Westpac has identified the need to improve financial crime management, based on issues identified by its business, financial crime and internal audit teams over a number of years. In response, Westpac has taken many actions to improve its financial crime management, including:

•            dealing with and fixing individual issues, including the IFTI non-reporting issues;

•            making a significant investment to consolidate different financial crime systems into a single, Group-wide technology system;

•            more than doubling its internal resourcing dedicated to financial crime to 750 people. Over the next 12 months we expect to add a further 200 people to this area;

•            making changes to the management of its financial crime team and establishing a Board Risk & Compliance Committee approved Financial Crime Strategic Plan in 2019, which has been shared with AUSTRAC;

•            establishing a stand-alone executive level Financial Crime Committee, to oversee the Group’s Financial Crime governance;

•            conducting Financial Crime workshops with the Board Risk & Compliance Committee; and

•            engaging various external consultants and advisors to perform assurance reviews over aspects of the Group’s financial crime processes and to advise on changes to its program and approach.

The Board, CEO and management team are fully committed to taking all steps necessary to urgently close any remaining gaps, and to accelerate the completion of the Financial Crime Strategic Plan. Based on its current understanding, the Board does not believe that there has been any indifference by any member of the Executive Team, including the CEO, but accepts that Westpac has fallen short of its own and regulatory expectations and that a detailed review is required to investigate the facts alleged by AUSTRAC.

The Westpac Board understands the gravity of the issues presented by AUSTRAC and reiterates its deep sorrow for failings by Westpac.

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